Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GALECTO, INC.

Galecto, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.
The name of the Corporation is Galecto, Inc.

2. The amendment set forth in this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate of Amendment”) has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law by the board of directors of the Corporation and by the stockholders of the Corporation. This Certificate of Amendment hereby amends the Corporation’s Amended and Restated Certificate of Incorporation, as currently in effect (the “Certificate of Incorporation”) as set forth below.

3. The first paragraph of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is five hundred ten million (510,000,000), of which (i) five hundred million (500,000,000) shares shall be a class designated as common stock, par value $0.00001 per share (the “Common Stock”), and (ii) ten million (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.00001 per share (the “Undesignated Preferred Stock”).”

4. Except as amended hereby, the provisions of the Certificate of Incorporation shall remain in full force and effect.

5. This Certificate of Amendment shall be effective immediately upon filing with the Secretary of State of the State of Delaware.

[End of Text]

THIS CERTIFICATE OF AMENDMENT is executed as of this 9th day of February, 2026.

GALECTO, INC.

By:	/s/ Lori Firmani
Name:	Lori Firmani
Title:	Chief Financial Officer